UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 6-K
REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: November 2024    Commission File Number: 1-31402
CAE INC.
(Translation of registrant’s name into English)

8585 Cote de Liesse
Saint-Laurent, Quebec
Canada H4T 1G6
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F    ___        Form 40-F   X

INCORPORATION BY REFERENCE
    This report on Form 6-K and the exhibits hereto are specifically incorporated by reference into the registration statements on Form S-8 (File Nos. 333-97185, 333-155366, 333-213708, 333-267775 and 333-275323), of CAE Inc.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAE Inc.
Date: November 12, 2024    By:    /s/ Mark Hounsell
Name:    Mark Hounsell
Title:    Chief Legal and Compliance Officer, and Corporate Secretary

EXHIBIT INDEX

99.1        Press Release
99.2        2025 Q2 Financial Statements and Management’s Discussion and Analysis